EXHIBIT 1.01

Cadence Design Systems, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2021

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).
Introduction
Cadence Design Systems, Inc. (referred to as “Cadence,” “we” and “our” in this Report) enables our customers to develop electronic products. Our products and services are designed to give our customers a competitive edge in their development of integrated circuits (“ICs”), systems-on-chip and increasingly sophisticated electronic devices and systems by optimizing performance, minimizing power consumption, shortening the time to bring their products to market, improving engineering productivity and reducing their design, development and manufacturing costs.
Cadence offers software, hardware, services and reusable IC design blocks, which are commonly referred to as intellectual property (“IP”). Our semiconductor customers use our offerings to develop and integrate software that is key to the functionality of their products, as well as to design their ICs and printed circuit boards. Our semiconductor customers use our offerings to design, configure, analyze and verify ICs.
For the period covered by this Report, the only products that Cadence manufactured or contracted to manufacture that contain conflict minerals (as defined in Item 1.01 of Form SD) were our functional verification platforms (the Palladium and Protium series and SpeedBridge) and our IP boards (collectively, the “Covered Products”). For the period covered by this Report, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).
Design of Our Conflict Minerals Program
The design of our conflict minerals program is intended to conform, in all material respects, to the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas – Third Edition and related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten. Our conflict minerals program for the period covered by this Report is summarized below.
1.Maintain Strong Company Management Systems

Cadence assembled an internal conflict minerals team to develop, implement and oversee our conflict minerals program. The team is comprised of members from procurement, internal audit, legal and government affairs, and it directly oversees our conflict minerals program. The team reports to our Chief Financial Officer and our Chief Legal Officer. Cadence also engaged a third-party consultant to support our conflict minerals program. To facilitate the development and implementation of our conflict minerals program, we developed a written conflict minerals compliance plan that details the components and action items comprising our conflict minerals program.

Cadence adopted a written conflict minerals policy in 2014, and it is publicly available on our website at http://conflictminerals.cadence.com. Our policy sets forth our commitment to responsible sourcing of conflict minerals and our expectation that our suppliers will provide materials to Cadence that do not directly or indirectly finance or benefit armed groups in the Covered Countries, adopt policies and procedures to support our compliance with the Rule, and participate in our due diligence efforts.

Cadence does not purchase conflict minerals directly from mines, smelters or refiners, and we have no relationships with mines, smelters or refiners. Rather, we purchase from third-party suppliers products and materials that may contain conflict minerals. As a result, we must rely on our direct suppliers to provide us with information regarding the conflict minerals contained in the products and materials those suppliers provide to us, and our direct suppliers are similarly reliant upon information provided by their suppliers.

Cadence has been a member of the Responsible Minerals Initiative (the “RMI”) since 2014. Through our membership and participation in the RMI, we have implemented a supply chain due diligence plan based on the due diligence tools developed by the RMI, including a supplier survey process based on the RMI’s Conflict Minerals Reporting Template, which is designed to identify the smelters and refiners that process conflict minerals in a company’s supply chain. Cadence’s due diligence efforts are described in more detail below.

Cadence is committed to operating our business in an ethical manner, and we have an established grievance mechanism, as described in our Worldwide Code of Business Conduct, that enables employees and others to report concerns, including any concerns regarding our conflict minerals supply chain.

2.Identify and Assess Risks in the Supply Chain

For the 2021 reporting year, Cadence identified and assessed risks in our supply chain through direct communications with our suppliers and certain of their direct manufacturers, including through the survey process mentioned above, and by evaluating the suppliers’ and manufacturers’ responses to our communications and survey process. As described above, we have no relationships with mines, smelters or refiners, and therefore, we rely on our direct suppliers to provide us with information regarding the sources of the conflict minerals in products or materials they supply to us.

Supply Chain Survey Process
Cadence follows a supply chain survey process. We sent a letter to our suppliers that outlined Cadence’s conflict minerals compliance obligations and suppliers’ responsibilities under our conflict minerals program. The letter enclosed a survey based on the RMI’s Conflict Minerals Reporting Template and Frequently Asked Questions regarding Cadence’s conflict minerals compliance obligations and our requirements of our suppliers.

The survey requested that our direct suppliers identify the smelters and refiners and countries of origin of the conflict minerals in the products and materials that they supply to Cadence. For the 2021 reporting year, we treated all supplier-provided parts and assemblies for the Covered Products, except for paper products, as possibly containing conflict minerals in order to be as inclusive as possible. Accordingly, we sent the supplier survey, along with instructions for completing the survey and our Frequently Asked Questions about conflict minerals compliance, to all identified direct suppliers of products and materials for the Covered Products (except paper products).

Due Diligence Measures
We reviewed the supplier responses to the survey to determine if they were complete, and we reissued the survey to suppliers that provided incomplete responses with a letter urging them to respond fully. With respect to suppliers that did not provide a response to the survey or provided an incomplete response, we followed up with the supplier by telephone and/or email with reminders to complete the survey. We documented the information received from suppliers, and, with respect to the suppliers that provided smelter and refiner information, compared the smelters and refiners identified by the supply chain survey against the RMI’s conformant smelter list.

Through this process, Cadence identified the suppliers that were unresponsive to the inquiries, provided incomplete responses or were sourcing conflict minerals from facilities not listed on the RMI’s conformant smelter list. In addition, Cadence reviewed the supplier responses to the conflict minerals survey to assess supplier capabilities and the maturity of the suppliers’ conflict minerals programs. Upon review, we store the supplier responses in an electronic database, and such supplier responses are maintained by the members of our procurement team.

3.Design and Implement a Strategy to Respond to Identified Risks

In connection with our supply chain risk assessment, as described above, we adopted a risk management plan to respond to identified risks and monitor suppliers’ progress in meeting our expectations as set forth in our conflict minerals policy.

The risk management plan sets forth a fact-specific approach to engagement with individual suppliers that are unresponsive to our inquiries, provide incomplete responses or are sourcing conflict minerals from facilities that are not listed on the RMI’s conformant smelter list, including engagement to identify alternative sources of conflict minerals. In this regard, if a supplier, despite our follow-up communications, was unresponsive to our inquiries or provided incomplete responses, we informed the supplier that a lack of response could jeopardize its relationship with Cadence. Several of our direct suppliers indicated that they would not complete the supplier survey or participate in our due diligence efforts, and, with respect to these suppliers, we have been evaluating alternative sources of supply for the products and materials provided to us by these suppliers. In addition, in some cases, our direct suppliers were unable to provide complete survey responses because they are distributors, and in those cases, we sent the supplier survey to their suppliers. We also contacted suppliers that may have smelters in their supply chains that may not meet the expectations set forth in our conflict minerals policy and to request that such smelters become compliant with RMI’s Responsible Minerals Assurance Process (“RMAP”).

We summarized the key findings from our risk mitigation efforts and updated our Chief Financial Officer and Chief Legal Officer on the results of our due diligence efforts.

4.Support the Development and Implementation of Independent Third-Party Audits

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains for conflict minerals. However, we support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing, such as RMAP, through our membership and participation in the RMI.

5.Report on Supply Chain Due Diligence

As indicated in the Form SD, this Report is publicly available in the SEC filings section of our investor relations page at https://www.cadence.com/en_US/home/company/investors/sec-filings.html, and, as indicated above, our conflict minerals policy is publicly available on our website at http://conflictminerals.cadence.com.
Results of Our Due Diligence Measures
Approximately 95% of the surveyed suppliers acknowledged and responded to Cadence’s supplier survey. The respondents that provided information about the smelters and refiners in their supply chains did not identify the corresponding country of origin of their conflict minerals and did not provide sufficient information to determine whether the identified facilities were used to process the conflict minerals in the Covered Products.
As such, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Covered Countries or came from recycled or scrap sources, or to determine the countries of origin of these conflict minerals or the facilities used to process them. Our efforts to determine the mine or location of origin of the conflict minerals in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report, including our efforts to seek information from suppliers using a supply chain survey process based on the RMI’s Conflict Minerals Reporting Template.
Our Approach Going Forward
Since the end of the 2021 reporting period, we took, or plan to take, the following steps to improve our due diligence to further mitigate the risk that the conflict minerals in our Covered Products could benefit armed groups in the Covered Countries:
•We will continue to evaluate the steps we take to mitigate the risks in our supply chain and to improve the completeness and accuracy of the information we receive from our suppliers, including encouraging our suppliers to respond to the RMI’s survey and begin and/or complete the RMI certification.
•We will continue to include our conflict minerals policy, along with the supplier survey, instructions and Frequently Asked Questions, in the materials we send to our suppliers.
•We will continue to support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing and help to build leverage over our conflict minerals supply chain to encourage responsible sourcing.
•We will continue to endeavor to incorporate conflict minerals compliance language into our supplier contracts as they are entered into or renewed.
•We will continue to incorporate requirements relating to conflict minerals compliance into the purchase orders that we provide to suppliers in connection with the manufacture of new products.
•We will continue to encourage our suppliers to use sources of conflict minerals that are certified as conformant to independent third-party audit programs such as RMAP.
•Pursuant to our risk management plan, as discussed above, we intend to continue to engage with individual suppliers that are unresponsive to our inquiries, provide incomplete responses or are sourcing conflict minerals from facilities that are not listed on the RMI’s conformant smelter list. Our approach will include considering alternative sources of conflict minerals, with a goal of decreasing the percentage of suppliers providing conflict minerals of indeterminate origin to Cadence. In addition, we intend to continue to monitor and track suppliers that do not meet the expectations set forth in our conflict minerals policy to evaluate their progress in meeting those expectations.

Forward-Looking Statements
This Report contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Cadence’s conflict minerals program. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may”, “could”, “expect”, “intend”, “plan”, “seek”, “estimate”, “believe”, “predict”, “potential” or “continue.” There can be no assurance that these future events will occur as anticipated. Readers are urged to read Cadence’s periodic reports filed with the Securities and Exchange Commission for a more complete description of Cadence, its businesses, its strategies and the various risks that Cadence faces, including those identified in Cadence’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Cadence assumes no duty to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise.